SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
(Amendment No. 22)
RUDDICK CORPORATION
(Name of Issuer)
Common Stock
(Title of class of securities)
781258-10-8
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)


Schedule 13G Page 2 of 5 Pages

CUSIP No. 781258-10-8
_______________________________________________________________
1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (Entities Only): Alan T. Dickson _______________________________________________________________
2) Check the Appropriate Box if a Member of a Group: (a) (b) _______________________________________________________________
3) SEC Use Only:
_______________________________________________________________
4) Citizenship or Place of Organization: United States _______________________________________________________________
Number of Shares Bene- ficially Owned by Each Report- ing person With	(5) Sole Voting Power:	1,750,583
	(6) Shared Voting Power:	1,709,118
	(7) Sole Dispositive Power:	1,750,583
	(8) shared Dispositive Power:	1,709,118
_______________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,459,701 _______________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares: / / __________________________________________________________
11) Percent of Class Represented by Amount in Row 9: 7.4% _______________________________________________________________
12) Type of Reporting Person: IN _______________________________________________________________


Schedule 13G (continued) Page 3 of 5 Pages
Item 1(a): Name of Issuer: Ruddick Corporation
Item 1(b): Address of Issuer's Principal Executive Offices: 301 South Tryon Street, Suite 1800 Charlotte, North Carolina 28202
Item 2(a): Name of Person Filing: Alan T. Dickson
Item 2(b): Address of Principal Business Office or, if none, Residence: 301 South Tryon Street, Suite 1800 Charlotte, North Carolina 28202
Item 2(c): Citizenship: U. S.
Item 2(d): Title of Class of Securities: Common Stock
Item 2(e): CUSIP Number: 781258-10-8
Item 3: N/A
Item 4: Ownership:

        (a) Amount beneficially owned
            as of 12/31/02: 3,459,701

        (b) Percent of Class: 7.4%

        (c) Number of shares as to which such person has:
            (i) Sole power to vote or to direct the
                vote: 1,750,583

           (ii) Shared power to vote or to direct the
                vote: 1,709,118

          (iii) Sole power to dispose or to direct the
                disposition of: 1,750,583

           (iv) Shared power to dispose or to direct the
                disposition of: 1,709,118

            The filing of this statement shall not be
            construed as an admission that the reporting
            person is, for the purposes of section 13(d)
            or 13(g) of the Securities and Exchange Act
            of 1934, the beneficial owner of the
            securities referred to in sub-items (c)(ii)
            and (iv) of this Item.

Item 5: Ownership of Five Percent or Less of a Class: N/A
Item 6: Ownership of More than Five Percent on Behalf of Another Person: N/A


Schedule 13G (continued) Page 4 of 5 Pages
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
Item 8: Identification and Classification of Members of the Group: N/A
Item 9: Notice of Dissolution of Group: N/A
Item 10: Certification: N/A


Schedule 13G (continued) Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: February 6, 2003 /s/ ALAN T. DICKSON Name: Alan T. Dickson